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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                        UNDER THE SECURITIES ACT OF 1934
                               (AMENDMENT NO. 8)*

                                   ECOGEN INC.
                                (NAME OF ISSUER)

                          COMMON STOCK, $.01 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                   278864-30-1
                                 (CUSIP NUMBER)

                                 Mr. Moses Marx
                                  160 Broadway
                            New York, New York 10038
                                 (212) 349-2875
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICE AND COMMUNICATIONS)

                                December 30, 2002
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION THAT IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF SS.SS.240.13D-1(E, 240.13D-1(F) OR 240.13D-1(G), CHECK THE FOLLOWING BOX |_|.

NOTE: SCHEDULES FILED IN PAPER FORMAT SHALL INCLUDE A SIGNED ORIGINAL AND FIVE COPIES OF THE SCHEDULE, INCLUDING ALL EXHIBITS. SEE SS.240.13D-7 FOR OTHER PARTIES TO WHOM COPIES ARE TO BE SENT.

* THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).


                               PAGE 1 OF 7 PAGES

CUSIP NO. 278864-30-1

________________________________________________________________________________
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     MOSES MARX
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |X|
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*

     N/A
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
________________________________________________________________________________
               7    SOLE VOTING POWER

                    36,169,667 (includes 9,045,000 shares of Common Stock
                    issuable upon conversion of 10,854 shares of 1998-C
                    Preferred Stock and 4,573,684 shares of Common Stock
                    issuable upon conversion of 4,345 shares of 2000-A Preferred
                    Stock, calculated as of January 13, 2003)
               _________________________________________________________________
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        --
  OWNED BY     _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           36,169,667 (includes 9,045,000 shares of Common Stock
    WITH            issuable upon conversion of 10,854 shares of 1998-C
                    Preferred Stock and 4,573,684 shares of Common Stock
                    issuable upon conversion of 4,345 shares of 2000-A Preferred
                    Stock, calculated as of January 13, 2003)
               _________________________________________________________________
               10   SHARED DISPOSITIVE POWER

                    --
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     36,169,667 (includes 9,045,000 shares of Common Stock issuable upon conversion of 10,854 shares of 1998-C Preferred Stock and 4,573,684 shares of Common Stock issuable upon conversion of 4,345 shares of 2000-A Preferred Stock, calculated as of January 13, 2003)
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     95.7%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               PAGE 2 OF 7 PAGES

CUSIP NO. 278864-30-1

________________________________________________________________________________
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     UNITED EQUITIES (COMMODITIES) COMPANY
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |X|
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*

     N/A
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
________________________________________________________________________________
               7    SOLE VOTING POWER

                    50,983
               _________________________________________________________________
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        --
  OWNED BY     _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           50,983
    WITH
               _________________________________________________________________
               10   SHARED DISPOSITIVE POWER

                    --
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     50,983
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.2%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     PN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               PAGE 3 OF 7 PAGES

CUSIP NO. 278864-30-1

________________________________________________________________________________
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     ECN HOLDINGS LLC
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |X|
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*

     N/A
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
________________________________________________________________________________
               7    SOLE VOTING POWER

                    36,118,684 (includes 9,045,000 shares of Common Stock
                    issuable upon conversion of 10,854 shares of 1998-C
                    Preferred Stock and 4,573,684 shares of Common Stock
                    issuable upon conversion of 4,345 shares of 2000-A Preferred
                    Stock, calculated as of January 13, 2003)
               _________________________________________________________________
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        --
  OWNED BY     _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           36,118,684 (includes 9,045,000 shares of Common Stock
    WITH            issuable upon conversion of 10,854 shares of 1998-C
                    Preferred Stock and 4,573,684 shares of Common Stock
                    issuable upon conversion of 4,345 shares of 2000-A Preferred
                    Stock, calculated as of January 13, 2003)
               _________________________________________________________________
               10   SHARED DISPOSITIVE POWER

                    --
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     36,118,684 (includes 9,045,000 shares of Common Stock issuable upon conversion of 10,854 shares of 1998-C Preferred Stock and 4,573,684 shares of Common Stock issuable upon conversion of 4,345 shares of 2000-A Preferred Stock, calculated as of January 13, 2003)
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     95.6%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     HC
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               PAGE 4 OF 7 PAGES

Item 2. Identity and Background.

      (a) This Amendment No. 8 amends and supplements the Schedule 13D, dated June 16, 1997, as amended (the "Schedule 13D"), of Moses Marx, an individual, and United Equities (Commodities) Company, a New York general partnership ("United Equities Commodities"), with respect to the Common Stock, par value $.01 per share (the "Common Stock"), of Ecogen Inc. (the "Company"). Except as modified hereby, there has been no change in the information previously reported in the Schedule 13D. Pursuant to Rule 13d-1(f)(1) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), this Schedule 13D is being filed by Mr. Marx, United Equities Commodities and ECN Holdings LLC, a Delaware limited liability company ("ECN"). The individual and entities hereinabove set forth (collectively, the "Reporting Persons") are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13d(d)(3) of the Exchange Act. Information regarding Mr. Marx and United Equities Commodities responsive to Item 2 of Schedule 13D has been previously submitted in prior filings of this Schedule 13D. Set forth below is such information regarding ECN.

      (b) - (c)

      ECN

      ECN is a Delaware limited liability company which acts as a holding company for the shares of Common Stock described herein. The address of ECN is 160 Broadway, New York, New York 10038.

      (d) During the last five years, ECN has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) During the last five years, ECN has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and ECN is not subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

Item 5. Interest in Securities of the Issuer.

      (a) - (b)

      According to the Company's Form 10Q for the quarterly period ended on July 31, 2002, there were 24,178,000 shares of Common Stock outstanding at September 26, 2002, after giving effect to the 1 for 10 reverse stock split of the Company's Common Stock, which was effected on July 29, 2002.


                               PAGE 5 OF 7 PAGES

      Moses Marx

      As of the date of this Amendment No. 8 Moses Marx beneficially owns 36,169,667 shares of Common Stock, representing 95.7% (calculated in accordance with the instructions to Schedule 13D) of the issued and outstanding shares of Common Stock. Said securities consist of (i)(a) 22,500,000 shares of Common Stock, (b) 9,045,000 shares of Common Stock issuable upon conversion of 10,854 shares of Series 1998-C Convertible Preferred Stock, par value $.01 per share (the "1998-C Preferred Stock"), and (c) 4,573,684 shares of Common Stock issuable upon conversion of 4,345 shares of Series 2000-A Convertible Preferred Stock, par value $.01 per share (the "2000-A Preferred Stock"), owned of record by ECN, and (ii) 50,983 shares of Common Stock owned of record by United Equities Commodities. Mr. Marx may be deemed a beneficial owner of the shares of stock described in this paragraph, by virtue of his being the person in a position to determine the investment and voting decisions of ECN and United Equities Commodities with respect to such shares.

      Mr. Marx has the sole power to vote and dispose of all such shares.

      ECN

      ECN owns the shares of Common Stock described in clause (i) of the first paragraph under Moses Marx, above, comprising 95.6% of the issued and outstanding shares of Common Stock.

      ECN has sole power to vote and dispose of all its shares. Mr. Marx has sole power to vote and dispose of all such shares on behalf of ECN.

      United Equities Commodities

      United Equities Commodities owns the shares of Common Stock described in clause (ii) of the first paragraph under Moses Marx, above, comprising 0.2% of the issued and outstanding shares of Common Stock

      United Equities Commodities has sole power to vote and dispose of all its shares. Mr. Marx has sole power to vote and dispose of all such shares on behalf of United Equities.

      Philippe D. Katz, a .5% partner in United Equities Commodities and the Manager (but not a member) of ECN, beneficially owns 500 shares of Common Stock, comprising less than 1% of the issued and outstanding shares of Common Stock. Dr. Joseph M. Fink, a .5% partner in United Equities Commodities, beneficially owns 1,100 shares of Common Stock, comprising less than 1% of the issued and outstanding shares of Common Stock. The Reporting Persons disclaim the existence of a group with such persons.

      (c) On December 30, 2002, United Equities Commodities transferred (i) 22,500,000 shares of Common Stock, (ii) 10,854 shares of 1998-C Preferred Stock, and (iii) 4,345 shares of 2000-A Preferred Stock to ECN as a capital contribution.

      Other than as set forth above, none of the Reporting Persons has effected any transactions in shares of Common Stock during the last 60 days.

      (d) Each of the Reporting Persons affirms that no person other than the Reporting


                               PAGE 6 OF 7 PAGES

      Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the Common Stock owned by the Reporting Persons.

      (e) It is inapplicable for the purposes hereof to state the date on which the Reporting Persons ceased to be the owners of more than five percent of the Common Stock.


                                    SIGNATURE


      After reasonable inquiry, and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: January 13, 2003


                                       /s/ Moses Marx
                                       ----------------------------------------
                                           MOSES MARX

                                       UNITED EQUITIES (COMMODITIES) COMPANY


                                       By: /s/ Moses Marx
                                           ------------------------------------
                                           Moses Marx, Partner

                                       ECN HOLDINGS LLC


                                       By: /s/ Philippe D. Katz
                                           ------------------------------------
                                           Philippe D. Katz, Manager


                               PAGE 7 OF 7 PAGES